NEAR EARTH, LLC

STATEMENT OF FINANCIAL CONDITION
AND
Supplemental Schedule
DECEMBER 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER

8- 65846

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 AND ENDING 12/31/23
_____ MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Near Earth LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

945 WEST ROAD,
_____
(No. and Street)

NEW CANAAN	CT	06840
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hoyt Davidson	(203) 972-9062	hoyt@nearearthllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WWC, Professional Corporation
_____
(Name – if individual, state last, first, and middle name)

633 Third Avenue, 19th Floor Suite B	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

03/16/2004	1171
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR
240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

AFFIRMATION

I, Hoyt Davidson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Near Earth LLC as of 12/31/23, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Hoyt Davidson

Signature

MANAGING MEMBER

Title

Notary Public

EDISON E. BUCAY
Notary Public, State of Connecticut
My Commission Expires Mar. 31, 2028

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m)   Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w)   Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ——

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

NEAR EARTH, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
Cash and cash equivalents	$	36,966
Accounts receivable		30,000
Investments (Note 1)		391,984
Other assets		1,004
Total assets	$	459,954
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	1,004
Members' equity		458,950
Total liabilities and members' equity	$	459,954

The accompanying notes are an integral
part of this statement



WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Near Earth, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Near Earth, LLC as of December 31, 2023, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Near Earth, LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Near Earth, LLC's management. Our responsibility is to express an opinion on Near Earth, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Near Earth, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WWC, P.C.

WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as Near Earth, LLC's auditor since 2022.
New York, NY
March 15, 2024

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

1. Nature of business and summary of significant accounting policies

Nature of Operations

Near Earth, LLC (the "Company"), a Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA").

The Company earns consulting and advisory fees, including compensation in the form of stock or stock options, from providing investment banking services through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

The liability of each member is limited to their capital account balance with the Company.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents

The Company considers money market mutual funds and other highly-liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company is taxed as a partnership for income tax purposes. The Company's income or loss is taken into consideration in the tax returns of its members for federal and state income tax purposes. In addition, it pays state income taxes on behalf of the individual members. These are treated as capital distributions.

Fair Value Measurements

The Company follows Financial Accounting Standard Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. As of and for the year ended December 31, 2023 all of the Company's investments held and income on principal transactions were valued using Level 3 inputs.

1. Nature of business and summary of significant accounting policies (continued)

Fair Value Measurements (continued)

The Company's investments include an equity interest in a private portfolio company (the "Portfolio Company") that is carried at fair value as determined by Management. Management utilizes the Company's pro-rata interest in the net assets of the Portfolio Company as reported by the Portfolio Company's management. Management considers all relevant information available at the time the Portfolio Company values its investments. Management has assessed factors including, but not limited to, the Portfolio Company's price transparency and valuation procedures in place, capital subscription and redemption activity, and existence of certain redemption restrictions. The Portfolio Company generally records its investments at fair value in accordance with U.S. GAAP. The fair value at which the Portfolio Company is presented in the statement of financial condition may be different from the amount the Company would receive in a sale or liquidation of its investment and the differences may be material.

Fair Value of Investments

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels at December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets				
Equities			$ 223,395	$ 223,395
Options			168,589	168,589
Total assets	$ -	$ -	$ 391,984	$ 391,984

The following table presents changes in assets classified in Level 3 of the fair value hierarchy during the year ended December 31, 2023 attributable to the following:

	Equity Securities	Options
Purchases		$ 513

1. Nature of business and summary of significant accounting policies (continued)

Fair Value of Investments (continued)

The following table provides information on the valuation techniques and nature of significant unobservable inputs used to determine the value of level three assets:

Asset	Fair Value December 31, 2023	Valuation Techniques	Unobservable Inputs	Range of Inputs (Weighted Average)
Equities and options	$ 391,984	Derived price	Value of underlying assets discounted for lack of marketability	25%-35% (30%)

The Allowance for Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The statement of operations would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that might have taken place during the period. The Company has not provided an allowance for credit losses at December 31, 2023.

2. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 1500%. At December 31, 2023, the Company's net capital was $35,962 which was $30,962 in excess of its minimum requirement of $5,000.

3. Compliance with Rule 15c3-3

The Company does not hold customers' cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

4. Concentrations

Approximately 79 % of the Company's revenues are from three clients. 100 % of the Company's accounts receivable is from one client.

5. Subsequent Events

The Company has evaluated events or transactions that may have occurred subsequent to December 31, 2023 and through the date the financial statements were issued and determined that there are no material events that would require disclosure in the Company's financial statements.